SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For: March 24, 2009

                                BONSO ELECTRONICS
                               INTERNATIONAL INC.
                               ------------------
                 (Translation of Registrant's name into English)



                        Unit 1915-1916, 19/F, Delta House
                           3 On Yiu Street, Shek Mun,
                                Shatin, Hong Kong
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

              Form 20-F [X]                         Form 40-F [ ]



[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

              Yes [ ]                               No [X]




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NOTICE OF CHANGE IN INDEPENDENT AUDITOR
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Bonso Electronics International Inc. ("BNSO" or the "Company") - March 24 -
announced today that PricewaterhouseCoopers ("PwC"), the Company's independent auditor, after discussion with the Company's audit committee, has declined to stand for re-election following completion of its audit of the Company's financial statements for the year ended March 31, 2008. The Company is in the process of selecting a new independent auditor for the fiscal year ending March 31, 2009 with the approval and oversight of the audit committee. PwC acknowledged and confirmed that the client-auditor relationship with the Company has ceased in writing on March 13, 2009.

The reports of PwC on the financial statements of Bonso for the years ended March 31, 2007 and 2008 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

There were no disagreements with PwC for the fiscal years ended March 31, 2007 and 2008, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused it to make reference to the subject matter of the disagreements in its reports on the financial statements for such years. Additionally, there were no reportable events within the meaning set forth in Item 304 of Regulation S-K in the two fiscal years as aforesaid.

During the fiscal years ended March 31, 2007 and 2008, neither Bonso nor any other party on its behalf consulted with any other audit firms, regarding matters that were or should have been subject to SAS 50, as amended by SAS 97, or any subject matter of a disagreement or reportable event with PwC.

The Company provided to PwC this disclosure filed under the cover of Form 6-K.














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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           BONSO ELECTRONICS INTERNATIONAL, INC.
                                           (Registrant)

Date:  March 24, 2009                      By: /s/ Albert So
                                               -------------
                                               Albert So, Financial Controller





















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